SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               September 5, 2003

                    Cambridge Antibody Technology Group PLC
                (Translation of Registrant's Name Into English)

          Milstein Building, Granta Park, Cambridge, CB1 6GH, England
                   (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

         Yes _________              No ____X_____

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_____________

     The information in this Form 6-K is incorporated by reference into the registrant's registration statement on Form F-3 (Registration No. 333-107433).

                                 EXHIBIT INDEX

         This filing contains the following exhibits.


         EXHIBIT                   DESCRIPTION
         -------                   -----------
         99.1                      Financial results of the registrant as of
                                   and for the nine months ended June 30, 2003.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 September 2003              Cambridge Antibody Technology Group PLC

                                    By: /s/ Rowena Gardner
                                        -----------------------------------
                                    Name: Rowena Gardner
                                    Title: Director of Corporate Communications